Exhibit 99.1

CytoMed Therapeutics signs Business & Research Collaboration Agreement with India’s SunAct Cancer Institute Private Limited to advance use of allogeneic off-the-shelf Gamma Delta T Cells for treatment of solid cancers in a proposed Phase 2 clinical trial in India

Singapore – (January 6, 2025) – CytoMed Therapeutics Limited (NASDAQ: GDTC) (“CytoMed” or “Company”), a Singapore-based clinical stage biopharmaceutical company focused on harnessing its proprietary technologies to develop novel donor-derived cell-based allogeneic off-the-shelf immunotherapies for the treatment of various cancers, today announced that it has entered into a Business & Research Collaboration Agreement (“BRCA”) with Mumbai-based SunAct Cancer Institute Private Limited (“SunAct”), a company incorporated in the Republic of India (“India”).

The BRCA forms a collaborative effort between CytoMed and SunAct to explore and investigate the safety, tolerability, potency, and efficacy of CytoMed’s proprietary allogeneic gamma delta T cells for the treatment of various cancers (including solid tumors) in human subjects through clinical research, including a Phase 2 investigator-initiated trial (“Clinical Trial”) in India. CytoMed and SunAct will be the joint sponsors of the Clinical Trial, working with the medical team in the SunAct Cancer Institute, led by Prof Dr Vijay Patil, a renowned medical oncologist and immunotherapy specialist in India and the founder of SunAct.

“Initiating this research and undertaking the accelerated Clinical Trial in the form of a combined Phase 1 and Phase 2 Clinical Trial targets not just the safety and efficacy of the therapeutic application and intervention of allogeneic gamma delta T Cells in the treatment of solid cancers but also expedites the gathering of information and data on the initial safety, preliminary efficacy and optimal dosing. We expect to identify the types of cancers the therapy will work for, including the side effects of the same if any and how we might manage them,” said Dr Vijay Patil. “We are excited and eager to commence and accelerate the study. This collaboration with CytoMed will provide alternative treatment for a wide range of solid cancers at a reduced cost to an increasing host of the population of India suffering from the effects of cancer. We aim to provide much needed access to and treatment for cancer at an affordable cost and to contribute to an increasing and much needed global data pool in our quest for a solution to fight cancer.”

India’s commitment in the advancement of cancer immunotherapy, harnessing the ability of the immune system and application of immunotherapies is supported by the development and approval of international collaborations and clinical trials regulated by the Central Drugs Standard Control Organization (CDSCO) of India, and incentives such as grants for research in the relevant field, which can potentially help to reduce the cost of clinical research in India.

CytoMed’s Chairman Peter Choo added, “CytoMed’s collaboration with SunAct is timely and complements our core focus of harnessing CytoMed’s proprietary off-the-shelf technologies to develop novel donor-derived cell-based allogeneic immunotherapies for the treatment of various cancers at affordable cost. We are aligned with the foresight of our partner SunAct to provide affordable no-option cancer therapeutics that could improve patients’ quality of life. We are excited to work with Dr Vijay Patil in our goal to accelerate the therapeutic application of CytoMed’s patented allogeneic gamma delta T-Cells (Patent Number: MY-200528-A; ZL 2018 8 0023646.8; US 11,629,333 B2) in an increasing population of cancer patients in India and around the world.”

Pursuant to the BRCA, CytoMed will provide scientific and technical assistance in the planning and conduct of the Clinical Trial. CytoMed will also be responsible for the manufacturing of the allogeneic gamma delta T cells as the investigational product. This collaboration leverages the in-country relationships of both SunAct and Dr Vijay Patil and their familiarity with the laws and regulations and the CDSCO, the current in-country developments in the field of immunotherapy, access to relevant healthcare personnel, institutions, and facilities, and the patient population in India.

The BRCA has a term of five years.

About CytoMed Therapeutics Limited (“CytoMed”)

Incorporated in 2018, CytoMed was spun off from the Agency for Science, Technology and Research (A*STAR), Singapore’s leading research and development agency in the public sector. It is a biopharmaceutical company focused on harnessing its licensed proprietary technologies, namely gamma delta T cell and gamma delta Natural Killer T cell, to create novel cell-based immunotherapies for the treatment of human cancers. The development of novel technologies has been inspired by the clinical success of existing CAR-T therapies in treating hematological malignancies, as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into the treatment of solid tumors. For more information, please visit www.cytomed.sg and follow us on Twitter @CytomedSG,on LinkedIn, and Facebook

About SunAct Cancer Institute Private Limited (“SunAct”)

SunAct Cancer Institute, Thane, is at the forefront of innovative cancer treatment and research in India. As one of the first centers to introduce CAR T-cell therapy, SunAct is revolutionizing the landscape of personalized cancer care. Equipped with state-of-the-art technology and a multidisciplinary team of experts, the institute offers cutting-edge treatments, compassionate care, and access to clinical trials for various cancers.

From groundbreaking therapies to community outreach, SunAct Cancer Institute is dedicated to transforming lives through hope and healing.

Forward Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s plans to develop and commercialize its product candidates; the initiation, timing, progress and results of the Company’s current and future pre-clinical studies and clinical trials and the Company’s R&D programs; the Company’s expectations regarding the impact of the ongoing COVID-19 pandemic on its business, the Company’s industry and the economy; the Company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; the Company’s ability to successfully acquire or obtain licenses for additional product candidates on reasonable terms; the Company’s ability to establish and maintain collaborations and/or obtain additional funding and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

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Attention : Evelyn Tan, Chief Corporate Officer